November 6, 2024

Angshuman (Bubai) Ghosh
Chief Executive Officer
Ribbon Acquisition Corp.
Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

       Re: Ribbon Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-281806
Dear Angshuman (Bubai) Ghosh:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 27. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and regulatory actions
by China   s
       government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to
 November 6, 2024
Page 2

       conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your
       company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to Hong Kong poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong
       Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
3. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the
       China Securities Regulatory Commission (CSRC), Cyberspace Administration of
       China (CAC) or any other governmental agency, and state affirmatively whether they have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
       Companies Accountable Act, as amended by the Consolidated Appropriations Act,
       2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
Effecting a Business Combination, page 6

5. We note your response to prior comment 5 that insiders will waive their rights to receive liquidating distributions with respect to initial shares and private shares.
       However, we also note that you have inconsistent disclosures throughout your prospectus. As examples only, you state on page 8 that the initial shares as well as the public shares will not participate in any liquidating distributions, on page 26 that they waived their redemption rights with respect to the initial shares, and on page 114 that they waived their rights with respect to the initial shares. Please revise your disclosures throughout for consistency.
 November 6, 2024
Page 3
Potential Additional Financings, page 9

6. We acknowledge your revised disclosures in response to prior comment 4, and note your statement that as you intend to target businesses with enterprise values that are greater than the net proceeds of this offering, you may be required to seek additional financing if the cash portion of the purchase price exceeds the amount available from the trust account. Please further revise to also discuss the dilution to your investors if in such cases you issue equity securities to purchase the target business.
Sponsor Information, page 9

7. We acknowledge your revisions in response to prior comment 6. Please revise to clarify if Machiko Shimizu is the only person with a direct or indirect material interest in the sponsor, or alternatively, as previously stated, please disclose, as of the most recent practicable date, all persons who have direct or indirect material interests in the sponsor and describe the nature and amounts of those interests. See Item
       1603(a)(7) of Regulation S-K.
8. We acknowledge your revisions to prior comment 8. As previously stated, please revise your disclosures, here and elsewhere as appropriate, to discuss the extent to which the conversion of the units into which the working capital loans may result in material dilution of the public holders' equity interests. See Item 1602(b)(6) of
       Regulation S-K.
Shareholder approval of, or tender offer in connection with, initial business combination, page 20

9. We note your revisions in response to prior comment 11. We also note your disclosure throughout the prospectus that your officers, directors, initial shareholders, or affiliates could make purchases of public units of ordinary shares in the open market or in private transactions in order to influence the vote for a business combination. Please reconcile these disclosures with the disclosures throughout the prospectus indicating that such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act and that such shares would not be voted in favor of approving the business combination transaction. Refer to Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 for
       guidance.
10. We refer to your revised disclosures in response to prior comment 12. As previously stated, please also revise your disclosures to disclose the number of public shares that would be needed to vote in favor of the initial business combination if the minimum number of shares required for a quorum attended the meeting, and all insider shares were voted in favor of the transaction.
Conflicts of Interest, page 24

11.    We acknowledge your revised disclosures in response to prior comment 13.
As
       previously stated, please revise to clearly disclose on the cover page the nominal price paid for the securities and the corresponding conflict of interest in determining whether to pursue a de-SPAC transaction, and that the initial shareholders have agreed to waive their redemption rights and liquidating rights in specified situations. In
 November 6, 2024
Page 4

       addition, as previously stated, please revise your summary disclosure to discuss conflicts of interests relating to reimbursements, cash payments, and other fees paid to your sponsor, officers, or directors or your or their affiliates for services rendered to you prior to the completion of the initial business combination. Please also reconcile your inconsistent disclosures regarding the amount payable per month for office space and services to your sponsor on the cover page and elsewhere in your prospectus.
       Also revise to discuss the fiduciary duties your insiders owe to other organizations.
       For example, we note your disclosure in a footnote on page 103 that your insiders have duties to various organizations that take priority and preference over you.
Risk Factors, page 32

12. Please expand your risk factors to discuss the Holding Foreign Companies Accountable Act, and the effect of the Consolidated Appropriations Act,
2023, which
       decreases the number of consecutive    non-inspection years    from
three years to two
       years, and thus, reduces the time before your securities may be prohibited
       from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future
       that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
13.    Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your directors' and officers' search for a target company, please revise to describe any material impact that intervention, influence, or control by the
       Chinese government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
14. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to
       explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
We may not be able to complete an initial business combination . . ., page 33

15. We acknowledge your response to prior comment 17 that the managing member of your sponsor is controlled by a non-U.S. person. Please revise this risk factor to reflect this information.
We may be unable to obtain additional financing, if required. . ., page 35

16. We note your revised disclosures in response to prior comment 3, and your statement here that the net proceeds of the offering may be insufficient because of the obligation
 November 6, 2024
Page 5

       to convert into cash (or purchase in any tender offer) a significant number of shares from dissenting shareholders. Based on your revised disclosures, it appears that the right to redeem shares also will be available to shareholders who vote in favor of the initial business combination or abstain from voting. Accordingly, please revise this risk factor to clarify that such redemptions could also affect your available cash.
Enforceability of Civil Liabilities, page 65

17. Please revise the section on enforcement of civil liabilities to address the enforcement risks related to civil liabilities due to some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China or Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Dilution, page 70

18. We note your response to comment 20 and your updated dilution disclosure. Please address the following:
           We note that public shareholders will be entitled to redeem their public shares for a pro rata portion of the amount in the trust account, initially anticipated to be
          $10.00 per share. Please explain to us why the "amounts paid for redemptions," as presented in the numerator for each redemption scenario of your NTBV detailed calculations table on page 72, are calculated at amounts representing less than
          $10.00 per share; and,
           It appears that "Pro forma net tangible book value after this offering and the sale of the private units" for each redemption scenario, as presented in your table on page 71, is not consistent with the calculated NTBV per share for the respective redemption scenario from your detailed table on page 72. Please revise your dilution tables to reconcile these discrepancies.
Proposed Business, page 79

19. Please revise to disclose in the introduction to your Proposed Business section that having a majority of your executive officers and/or directors with significant ties to
       Hong Kong may make you a less attractive partner to a non-China or Hong Kong based target company, which may therefore limit the pool of acquisition candidates.
Management
Directors and Executive Officers, page 97

20. We note your response to prior comment 21. We also note your revised disclosure on page 97 that Zhiyang (Anna) Zhou has previously worked on the SPAC
Chenghe
       Acquisition Co. Please revise as appropriate to include more fulsome details about this SPAC, including the ticker symbol, any SPAC liquidation, and information concerning any completed business combination, including the financing needed for the transaction and the level of redemptions. In addition, please revise your disclosure
 November 6, 2024
Page 6

       on page 103 regarding Chenghe Acquisition I Co. to discuss the results of the most recent extension meeting. See Item 1603(a)(3) of Regulation S-K.
21. We refer to your revised disclosures that your board is divided into three classes.
       Please revise your disclosures here to identify the class to which each director belongs.
General

22. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Shane Wu, Esq.